E:	kevin@bevilacquapllc.com
T:	202.869.0888
W:	bevilacquapllc.com

May 23, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jee Yeon Ahn
Michael Volley
Aisha Adegbuyi
Tonya Aldave

Re:	Sibo Holding Limited
Draft Registration Statement on Form F-1 Submitted March 25, 2025 CIK No. 0002043392

Ladies and Gentlemen:

We hereby submit the responses of Sibo Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 21, 2025, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 submitted on March 25, 2025. Concurrently with the submission of this letter, the Company is submitting an Amendment No.1 to Draft Registration Statement (the “Amendment No.1”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1

General

1.	We note from page F-25 that you have retroactively adjusted the shares and per share data for all periods presented in the financial statements related to the March 7, 2025 subdivision of shares. Please revise all disclosures in your filing related to share issuances to also include the adjusted amount of shares.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, on pages 110, 111, II-1, and II-2 we have added the post-share subdivision for all share issuances and transfers.

2.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Aisha Adegbuyi at (202) 551-8754 to discuss how to submit the materials, if any, to us for our review.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that at this time, we do not have any written communications, as defined in Rule 405 under the Securities Act, that have been presented or are expected to be presented to potential investors in reliance on Section 5(d) of the Securities Act. Should any such materials become available in the future, we will provide them to the Staff for review, as applicable.

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Commonly Used Defined Terms, page ii

3.	Please revise your definition of “PRC laws and regulations” or “PRC laws” to include Hong Kong and Macau and to clarify that the “legal and operational” risks associated with operating in China also apply to your subsidiaries' operations in Hong Kong. The definition may clarify that the only time that the definition does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have, on page ii, revised the definition of “PRC laws and regulations” or “PRC laws” and further clarified that the only time that the definition does not include Hong Kong or Macau is when we are referencing specific laws and regulations adopted by Mainland China. Also, on the cover page and page 7, where we use “PRC laws and regulations” or “PRC laws” to reference specific laws and regulations adopted by Mainland China, we have revised our disclosure to (1) specify the laws and regulations we reference, (2) discuss commensurate laws or regulations in Hong Kong, if applicable, and (3) discuss any risks and consequences to the company associated with those laws and regulations.

4.	You disclose here that all subsidiaries are wholly-owned. Please revise as needed noting your disclosure on page 6 that AlphaFx Limited was 60% owned.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the definition of “Subsidiaries” on page ii to avoid the indication that all subsidiaries are wholly-owned.

Prospectus Summary

The Company

Our Business Overview, page 1

5.	Please clarify what you mean by a “balance sheet-light model” approach.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure on pages 1, 2, 50, and 75 to replace the phrase “balance sheet-light approach” with “asset-light business model” to more accurately describe our strategic approach. We have also added explanatory language to clarify how this model functions in practice.

Summary of Risk Factors

Risks Related to Doing Business in Jurisdictions We Operate, page 4

6.	Please revise your disclosure here to describe the significant regulatory, liquidity, and enforcement risks you are subject to due to your operations in Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Further disclose that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure in “Risk Factors – Risks Related to Doing Business in Jurisdictions We Operate” on pages 34 and 35 to address risks arising from the increased oversight the Chinese government may exercise over overseas offerings and foreign investment in China-based issuers. The revised disclosure also acknowledges the risk that such actions may materially affect our operations and/or significantly limit or hinder our ability to offer or continue to offer Class A Ordinary Shares, which could cause the value of such Class A Ordinary Shares to significantly decline or become worthless.

In addition, we have revised the summary of risk factors on page 4 to reflect risks identified in the Staff’s comments and the corresponding updates made to the Risk Factors section.

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Transfer of Cash Through Our Organization, page 7

7.	Please quantify dividends or distributions made to U.S. investors, the source, and their tax consequences or clarify that no transfers, dividends, or distributions have been made to date.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 7 to clarify that no transfers, dividends, or distributions have been made to U.S. investors by Sibo or any of its subsidiaries as of the date of the prospectus.

Dual Class Structure, page 13

8.	Please revise this section or elsewhere where appropriate to disclose the following as it relates to your dual class structure:

●	disclose that the controlling shareholders will be able to amend the organizational documents, approve major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;

●	disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that shareholder might consider in their best interests; and

●	disclose that the future issuances of high-vote shares may be dilutive to low-vote shareholders.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 13 to address each of the items identified in the Staff’s comments.

Additionally, we have disclosed the corresponding risk factors in “Risk Related to this Offering and Ownership of the Class A Ordinary Shares” on page 36.

Risk Factors, page 17

9.	Please add risk factor disclosure describing the fact that your multi-class capital structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interests. In addition, add risk factor disclosure describing the risks to investors that future issuances of high-vote shares may be dilutive to low-vote shareholders.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the risk factor disclosure in “Risks Related to this Offering and Ownership of the Class A Ordinary Shares” on page 43 to describe the fact that the multi-class capital structure may have anti-takeover effects. In addition, we have added risk factor disclosure in “Risks Related to this Offering and Ownership of the Class A Ordinary Shares” on page 38 to describe the risks to investors that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Failure to comply with regulatory capital requirements set by local regulatory authorities, page 21

10.	We note your disclosure that your operating subsidiary, StormHarbour HK, is “subject to various regulatory capital requirements, including minimum capital requirements, capital ratios and buffers established by competent authorities in their respective jurisdiction.” Please disclose each of the referenced requirements, clarify if you are in compliance with them and identify the regulatory bodies imposing these requirements.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have, on page 21, added disclosure about each of the referenced requirements, identified the regulatory body imposing these requirements, and clarified that StormHarbour HK is in compliance with them.

We face risks related to know-your-customer, page 26

11.	We note your reference to your “completion of a business combination” in this risk factor. Please revise your disclosure to clarify what business combination you are referring to here, and, if applicable, include additional details, such as your timeline, etc.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 26 to replace the phrase “completion of the Business Combination” with “completion of this offering.” We were not referring to any business combination in that context.

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Our businesses depend on our key management and professional staff, page 27

12.	We note your disclosure here that StormHarbour HK’s business operations depend on the continued services of its senior management. Revise this risk factor to discuss the extent to which your key personnel is covered by employment or non-compete contracts, similar to your discussion on page 94.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure under the section titled “Risk Factors – Risks Related to Our Business and Industry” on page 27 of the prospectus. The revised disclosure addresses the potential risks associated with the failure to retain the continued services of our senior management and discusses the extent to which the Company’s key personnel are covered by employment agreements and post-termination restrictive covenants, including non-competition and non-solicitation provisions.

Substantially all our operations are in Hong Kong, page 29

13.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Please revise the risk factor to state clearly that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the risk factor disclosure on page 29 to further describe the potential material impact that intervention, influence, or control by the PRC government may have on our business or the value of our securities. In particular, we have added language stating that the PRC government may intervene in or influence our operations at any time, with or without notice, and that such actions could result in a material change in our operations, including interruptions to our business activities, changes to our corporate structure, increased compliance costs, or restrictions on capital flows. We have also clarified that such intervention could significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares and may cause the value of such shares to significantly decline or become worthless.

In addition, we have revised the disclosure in “Risk Factors – Risks Related to Doing Business in Jurisdictions We Operate” on pages 34 and 35 to address risks arising from the increased oversight the Chinese government may exercise over overseas offerings and foreign investment in China-based issuers. The revised disclosure also acknowledges the risk that such actions may materially affect our operations and/or significantly limit or hinder our ability to offer or continue to offer Class A Ordinary Shares, which could cause the value of such Class A Ordinary Shares to significantly decline or become worthless.

There are political risks associated with conducting business in Hong Kong, page 31

14.	We note your disclosure that “new tariffs on China impose a 10% duty on all goods imported from China, including Hong Kong.” Please update this disclosure.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 31 to clarify that our business does not involve the sale or purchase of physical products across borders and, therefore, is not directly impacted by tariffs on imported goods. However, we have further disclosed that broader changes in international trade policies, including tariffs, capital controls, or other restrictions, could indirectly have an adverse effect on our business, financial condition, and results of operations if we pursue international expansion or if such policies impact the overall business environment in which we operate.

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Use of Proceeds, page 46

15.	We note your disclosure that 22% of the proceeds will be used to pay off a loan from a related party. Please identify the related party and describe the interest rate and maturity of this loan and, for loans incurred with the past year, disclose the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 46 to identify the related party, Burbelon Vantage Capital Limited, an entity controlled by Ju Liu. In the same paragraph, we have added a cross-reference to “Related Party Transactions — Balance with Related Parties — Note (c)” for descriptions of the interest rate and maturity terms of this loan. We have disclosed on page 101 that the proceeds of such indebtedness were applied to support the working capital of StormHarbour HK. In the year ended December 31, 2024, we did not incur any additional loans with Burberlon Vantage Capital Limited.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

16.	Please revise your filing to discuss your financial condition for each period presented, including an explanation of the causes of material changes in financial condition during these periods. Please ensure you discuss the nature of the Prepaid Services Fee totaling $1 million at December 31, 2024 explaining why the company prepaid such a significant amount. Refer to Item 303 of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have, with reference to Item 303 of Regulation S-K, revised the disclosure on page 53 to discuss our financial condition for each period presented, including an explanation of the causes of material changes in financial condition during these periods. Particularly, we have discussed the nature of the Prepaid Services Fee totaling $1 million at December 31, 2024 and explained why the company prepaid such a significant amount.

17.	To the extent you have a material amount of delinquent receivables at a period end, please revise to provide an aging analysis.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the receivables as of December 31, 2024 were related to two clients whose invoices and full settlements occurred subsequently in January 2025. Given that the outstanding balances were not delinquent receivables, we believe that an aging analysis has been not necessary or meaningful in this case.

Results of Operations, page 52

18.	We note that the decrease of asset management income in fiscal year ended December 31, 2024 was due to StormHarbour HK’s waiver of the management fee charged from the fund under management. Please revise your disclosures to clarify the nature, timing, and amount of the waived management fees, if material.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the asset management income in fiscal year ended December 31, 2023 consist of a performance fee of US$84,000 and management fee charged from fund under management of US$16,000. The decrease of asset management income in fiscal year ended December 31, 2024 was primarily due to no performance fee charged and waiver of US$25,000 management fee which is considered immaterial. We have revised the disclosure on page 52 to clarify the reason for decrease in asset management income.

19.	We note disclosure on page 77 that you earn fees of between 1.0% and 2.0% of your assets under management (“AUM”). Please revise your MD&A section to provide a rollforward of your AUM, if material, disaggregated by product, to include beginning and ending balances, inflows and outflows, market appreciation and depreciation and any other significant component for all periods presented. Please also discuss any significant trends or concentrations in your AUM, as well as related drivers.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 52 to provide a rollforward of our AUM, including balances as of December 31, 2023, December 31, 2024, and March 31, 2025. Regarding significant trends and related drivers in our AUM, we have added disclosure that the AUM fluctuates depending on the price of equities invested and market condition.

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Quantitative and Qualitative Disclosures about Market Risk

Critical Accounting Policies and Estimates, page 55

20.	Please revise to include an enhanced discussion for each critical accounting estimate that supplements, but does not duplicate, the description of significant accounting policies in Note 2 of the financial statements. Refer to Item 303(b)(3) of Regulation S- K.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, in accordance with Item 303(b)(3) of Regulation S-K, we have revised the disclosure on page 55 to include an enhanced discussion that supplements, but does not duplicate, the description of significant accounting policies in Note 2 of the financial statements.

Contractual Obligations and Commitments, page 55

21.	We note your disclosure on page 27 relating to your agreement with Good Pride Limited and that the agreement was extended to April 25, 2025. Please revise this section to describe the material terms of the agreement and your plans, if any, to extend the date of the agreement.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the loan is a straightforward agreement, of which the material terms, including the interest rate, principal amount, and shares pledge, have been added to disclosure on page 55. We have also revised the disclosure on page 27 and page 55 to disclose the fact that we have extended the agreement to October 25, 2025.

Industry, page 60

22.	Please revise your draft registration statement to clearly define the term “turnover” used throughout this section.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 60 to clearly define the term “turnover” used throughout this “Industry” section.

23.	Please advise us whether the industry report provided by Solomon JFZ (Asia) Holdings Limited was commissioned by you. If so, please file the company's consent pursuant to Rule 436 of the Securities Act as an exhibit to your draft registration statement.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that Solomon JFZ (Asia) Holdings Limited (“Solomon”) was commissioned by the Company to provide the industry report. Pursuant to Rule 436 of the Securities Act, we have added Solomon’s consent as Exhibit 99.7 to the Exhibit table under “Item 8. Exhibits and Financial Statement Schedules.” We plan to file the executed consent with a subsequent amendment to our draft registration statement.

24.	We note your disclosure here that your “management has no reason to believe that such information presented in this section is false or misleading or that any fact has been omitted that would render such information and/or statistics false or misleading in any material respect.” Please indicate, if true, that you believe and act as though the information concerning industry and market data that is referenced in your filing is reliable. If you do not, please remove it.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have removed the statement identified by the Staff on page 60.

Business, page 75

25.	Please disclose the percentage of your clients in Mainland China and the revenues attributable to Mainland China clients. With respect to any Mainland China clients conducting offerings on which you served as a sponsor, placing agent, underwriter, and so forth, advise us whether any of the clients were or may have been required to register under the Trial Measures.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have added disclosure on page 80 to disclose that the Company did not generate any revenue from clients in Mainland China during the fiscal year ended December 31, 2023. For the fiscal year ended December 31, 2024, the Company generated revenue of HK$0.7 million (approximately US$0.09 million) from one client in Mainland China, which represented approximately 1% of the Company’s total revenue for that fiscal year.

In addition, the Company did not serve as a sponsor, placing agent, underwriter, or similar role for any Mainland China client who was or may have been required to register under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies as promulgated by the China Securities Regulatory Commission.

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26.	We note that you maintain commercial relationships with other global offices. Please revise your disclosures to define the term “other global office” and fully explain the nature and type of your relationships with these offices.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the term “other global office” previously referred to the Company’s historical communication with its affiliated offices in London, New York, and Tokyo. As of the date of this prospectus, the London and New York offices have been suspended, and the Company currently maintains only limited informal communication with the Tokyo office. Such communication is conducted on an ad hoc basis, primarily via email or verbal exchanges, and is not governed by any formal agreement or memorandum of understanding. In light of this, we have deleted the reference to “maintain commercial relationships with other global offices” on pages 1 and 75 of the revised disclosure.

Overview, page 75

27.	We note your disclosure that the core business of StormHarbour HK is rooted in capital markets services, with recent expansions into asset management services. Revise your disclosure to provide more detail about each of these two segments. Describe specific “financial services” you provide to your capital market transaction clients. For asset management services, we note also that your description of services is very brief, but that your website includes more information listing infrastructure project financing, mezzanine and private equity, investment grade and HY bonds, mortgage loans, real estate financing and receivables and inventory financing. The website also describes other activities under the asset management segment. If you do not believe this information should be included in the business section, please advise why it is not included.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on pages 75 and 76 to provide additional details regarding each of our capital markets services and asset management services. Specifically, with respect to our capital markets services, we have clarified the types of financial services we provide to clients, including advisory services and capital raising services. For our asset management services, we have expanded the description on page 76 to align the disclosure with the activities presented on our website.

28.	Please revise your business section to include the following:

●	any significant new services that have been introduced and, to the extent the development of new products or services has been publicly disclosed, give the status of development; and

●	a description of the marketing channels you use, including an explanation of any special sales methods.

Refer to Item 4.B. of Form 20-F.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have added a new subsection titled “Development of New Services and Products” on page 78 to include disclosure on new service and product developments. In addition, we have added a new subsection titled “Marketing” on page 79 to describe the marketing channels we use.

29.	We note your disclosure that your geographical focus encompasses key markets in the Asia Pacific region, including Mainland China, Hong Kong, South Korea, Oceania, and Southeast Asia. Please revise to state if this list is exhaustive. If not, include all other material markets you operate in. Clarify what percentage of revenues is derived from each of the listed markets.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure in the subsection titled “Customers” on page 79 to indicate that this list is exhaustive. We have also disclosed the percentage of revenues we derived from each of the listed markets.

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Service Fees, page 76

30.	We note your disclosure that you generate revenues through commission, handling fees and financing interest. We also note that you disclose various fees for your capital market transaction and asset management services segments on pages 76 and 77. Please disclose additional information relating to commissions you receive, such as what the average commission rates are and who pays them. Finally, provide more detail on financing interest you receive.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have removed references to “handling fees” and “financing interest” on page 76 as these are not applicable to StormHarbour HK’s operations. On pages 80 and 81, we have further disclosed information relating to commissions we receive, including the average commission rates and who pays them.

Customers, page 79

31.	Please revise the second paragraph in this section to identify the following:

●	your client(s) that are Fortune 500 corporations;

●	Southeast Asia-based investment holding firm with operations in Indonesia, China, Malaysia and Singapore;

●	a major real estate developer group that is part of a leading Chinese conglomerate; and

●	top-tier Chinese conglomerate with business segments in technology, advanced materials, agricultural, banking and industrial incubations.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the paragraph on page 79 to identify the clients.

32.	Please identify the top five customers listed in the table on page 79 and their geographical locations. If you signed agreements with any of these customers, describe their material terms and file them as exhibits to your draft registration statement or advise.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have identified the top five customers listed in the table on page 80 and their geographical locations. We have also described the material terms with them on pages 80 and 81. In addition, we have included the related agreements as Exhibits 10.5, 10.6, and 10.7 to the Exhibit table under “Item 8. Exhibits and Financial Statement Schedules.” We plan to file these agreements with a subsequent amendment to our draft registration statement.

33.	Noting your disclosure on page 20, please revise to clarify your relationship with Ho Shung Pun and if a related party, please revise your filing as appropriate.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 20 to clarify that Mr. Ho Shung Pun is a client of the Company with several continuous projects during the two years period ended December 31, 2024. We have also clarified that he is not a related party to us.

Regulations, page 83

34.	We note your disclosure on page 17 that your major regulators include Cayman Islands Monetary Authority (“CIMA”). Please revise this section to describe material regulations you are subject to by the CIMA or advise why this information is not included in this section. In addition, discuss material US regulations that will apply to you after the initial public offering.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on pages 17 and 21 to remove the references to the CIMA. This revision was made based on advice from our Cayman Islands counsel, who has confirmed that the Company is not subject to regulation by CIMA.

In addition, on pages 91 and 92, we have added disclosure on material US regulations that will apply to us after the initial public offering.

Principal Shareholders, page 95

35.	Please disclose the percentage of Class B ordinary shares the holder of Class B ordinary shares must keep to continue to control the outcome of matters submitted to the controlling shareholder for approval.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have included the requested disclosure on page 99.

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Related Party Transactions, page 96

36.	Please tell us how you considered whether the term in the Burberlon loan of a 12% interest rate in the event of change of ownership of the company represents an embedded derivative that should be separated from the host contract and accounted for as a derivative. Please cite any guidance considered.

RESPONSE: In response to the Staff’s comment, the Company has assessed whether the contingent interest clause embedded in the loan agreement of Buckwheat Investments Limited (“Buckwheat” or “Borrower”), a subsidiary of the Company, from Burberlon Vantage Capital Limited (“Burberlon” or “Lender”), the entity controlled by Ju Liu, the largest shareholder of the Company as of December 31, 2024 (“Burberlon Loan”), represents an embedded derivative that should be separated from the host contract and accounted for as a derivative in accordance with ASC 815, Derivatives and Hedging. Under the agreement, the loan is non-interest bearing under ordinary circumstances. However, in the event that there is change of ownership of the Company exceeding 10% as of December 31, 2023 and StormHarbour Holdings (Asia) Co., Ltd. (“SHA”)’s voting rights in the Company (the “Guarantor”) falls below 10% as of December 31, 2024, Burberlon may, at its sole discretion, impose an interest rate of 12% per annum, applied prospectively from the date of such voting rights change.

ASC 815-10-15-83 defines a derivative instrument as a financial instrument that has all three of the following characteristics:

1.

Underlying and Notional – The underlying for the loan contract is the change in ownership/voting rights percentage of the Guarantor held by SHA and the payment provision is the change of the interest rate (from the base to 12%) if the change in ownership exist/voting threshold is crossed;

2.	No initial net investment – The loan contract does not require an upfront investment related to the contingent interest clause; and

3.	Net settlement – The clause affects interest expenses and the payment will be settled in cash.

The features above meet the definition of a derivative on a standalone basis.

Pursuant to ASC 815-15-25-1, an embedded derivative shall be separated from the host contract and accounted for as a derivative if all of the following conditions are met:

1.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract – The host contract is the debt instrument which normally has interest rate or credit risk. The contingent clause is based on change of ownership/the voting rights of the Guarantor which is not clearly and closely related to a standard debt host.

2.	The embedded derivative, if freestanding, would be a derivative subject to ASC 815-10-15-83. – As discussed above, the clause would qualify as a derivative on a standalone basis.

3.	The hybrid instrument is not measured at fair value with changes in fair value reported in earnings. – since the loan is accounted at amortized cost, this condition is met.

Since all three conditions above are met, the embedded derivative should be accounted for separately. However, by considering the probability of the change in ownership of the Company exceeding 10%/voting rights below 10%, the fair value of the derivative is immaterial to the financial statements. The Company has considered the derivative with insignificant fair value and as a result, no disclosure nor material accounting policy were provided.

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37.	Please revise to clarify, if true, that Burberlon waived all interest payable upon the change of ownership of the company, related to loan amounts outstanding in 2023 and 2024.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised the disclosure on page 101 to clarify that Burberlon waived all interest payable upon the change of ownership of the Company, related to loan amounts outstanding in 2023 and 2024.

38.	Please revise to clarify what is considered “liquid capital” of SHHK and disclose the liquid capital of SHHK at each period end. Additionally, please provide appropriate information regarding the impact on the company if the liquid capital of SHHK is reasonably likely to exceed HKD10,000,000 in any month.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, on page 86, we have clarified the definition of “liquid capital” under the rules of the Hong Kong Securities and Futures Commission, which regulates StormHarbour HK. On page 101, we have also disclosed the liquid capital of StormHarbour HK at each period end. Additionally, we have disclosed on page 101 and will revise the disclosure on page F-23 that Burberlon agreed to remove the term related to liquid capital of StormHarbour HK and therefore no impact on the Company since then.

39.	Please revise this section to include any additional related party transactions since December 31, 2024 or advise. In addition, explain how Burberlon Vantage Capital Limited is or was a related party.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have revised this section on page 100 to disclose that the Group has not had any related party transactions since December 31, 2024. In addition, we have explained on page 101 that Burberlon Vantage Capital Limited is considered a related party of the Company because Mr. Ju Liu, the Company’s majority shareholder and Chairman of the Board of Directors, also serves as a director of Burberlon Vantage Capital Limited.

Description of Share Capital, page 98

40.	Please revise this section to describe circumstances or events when conversion of high-vote shares is mandatory and whether there are any exceptions to provisions requiring mandatory conversion upon their transfer. Describe sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfer of shares would require conversion of high-vote shares.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have included the requested disclosure on page 103.

Financial Statements, page F-3

41.	Please tell us why you present an “*” for line items less than $1,000. Alternatively, please revise to disclose the amounts.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the consolidated balance sheets are presented in U.S. dollars and rounded to the nearest thousand. For line items where the actual balance is greater than zero but less than $1,000, the Company has used an asterisk (“*”) to indicate such amounts. This presentation approach is consistent with the formatting of the consolidated financial statements and is intended to maintain clarity while acknowledging immaterial balances.

Consolidated Statements of Cash Flows, page F-6

42.	Please tell us where the $3.2 million of cash inflows from the Burberlon loan discussed on page F-23 is presented in the statements of cash flows.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the $3.2 million in cash inflows related to the loan discussed on page F-23 originated from Mr. Ju Liu, the Company’s majority shareholder, and was initially received by the Company before the fiscal year ended December 31, 2023. On June 26, 2023, Mr. Liu formally delegated the loan to Burberlon and executed a facility agreement with the Company through Burberlon. This funding is reflected in the consolidated statements of cash flows under financing activities as a shareholder loan for the year ended December 31, 2022, prior to its formal conversion into a facility agreement with Burberlon in 2023.

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To enhance transparency, we will revise Note (c) on page F-23 with the following disclosure draft, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing.

“(c) As of December 31, 2022, BIL had advanced from a shareholder of the Company with an aggregated amount of HKD25,086,000 (equivalent to approximately US$3,206,000). On June 26, 2023, BIL entered into a facility agreement in an aggregate amount of HKD26,000,000 with Burberlon and converted the advance from the shareholder as a loan from Burberlon to BIL,~~. A loan of HKD25,086,000 (equivalent to approximately US$3,206,000) was borrowed by BIL~~ at the same date and the Company is the guarantor of the facility agreement.”

Subject to Burberlon’s sole discretion, interest shall be charged at 12% per annum on the aggregate amount outstanding under the facility agreement in the event of change of ownership of the Company.

The term of the loan is indefinite, and repayable on demand subject to the events of the following:

a.	In the event that the liquid capital of SHHK exceeds HKD10,000,000 in any month as indicated by its Financial Resource Rules filling to the Securities and Futures Commission in Hong Kong, the Company must direct any such excess capital above HKD10,000,000 to repay the aggregate amount outstanding under the loan within 10 days;

b.	In the event that there is a change of the ownership of the Company exceeding 10%, Burberlon may request BIL to repay the loan within 3 years of such a change with interest.

On October 26, 2023, August 23, 2024 and September 9, 2024, there were changes in ownership of the Company upon issuance of a total of 100 ordinary shares in 2023 and 25 ordinary shares in 2024. On October 28, 2024, Burberlon had waived ~~both the~~ all interest payable upon the change of ownership of the Company, related to the loan balance of $3,231,000 and $3,211,000 as of December 31, 2024 and 2023.

~~and repayment in 2023 and 2024 and o~~On December 24, 2024, Buckwheat Investments signed an amended and restated loan agreement to (1) remove the term related to the liquid capital requirement; (2) revise the term related to the 12% per annum interest that in the event of change of ownership of the Company whereby StormHarbour Holdings Asia holds less than 10% of the voting rights of the Company, Burberlon may request BIL to repay the loan within 3 years of such a change with interest; and (3) ~~further agreed to~~ defer the repayment obligation of HKD15,000,000 (equivalent to approximately $1,932,000) until one year after the successful listing of the Group on NASDAQ.

As of December 31, 2024, no repayment of the portion exceeding HKD10,000,000 liquid capital is required and the ~~corresponding~~balance of HKD15,000,000 (equivalent to approximately $1,932,000) is classified as non-current liabilities accordingly~~as at December 31, 2024~~.

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43.	Please tell us why you present cash flows related to related party loans in the operating section. Alternatively, please present these cash flows in the financing section on a gross basis, if appropriate. Also, please ensure you disclose all noncash investing and financing activities required by ASC 230-10-50-3.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the change in the amount due from a related party presented in the operating section of the cash flow statement does not relate to related party loans. Rather, it reflects management fee income receivable from asset management activities, which is operating in nature.

With respect to the related party loan from Burberlon, the movement was a non-cash financing activity in fiscal year 2023, resulting from the conversion of a shareholder advance into a formal loan agreement.

Also, we will revise the Consolidated Statements of Cash Flows on page F-6 with the following draft disclosure, in accordance with ASC 230-10-50-3, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing.

“Supplementary schedule of non-cash investing and financing activities:

	2024	2023
	$’000	$’000
Converting advance from a shareholder to loan from a related party	-	3,206”

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Income Taxes, page F-14

44.	We note your disclosure that there were temporary differences of $234,000 and $78,000 at December 31, 2024 and 2023 but that no deferred tax asset or liability was recognized. We also note your disclosure on page F-22 that the Group had $3,961,000 and $5,513,000 of unused tax losses carried forward as of December 31, 2024 and 2023 and they may be carried forward indefinitely but no deferred tax assets have been recognized. Please revise to disclose the information required by ASC 740- 10-50-2 including all deferred tax assets and the total valuation allowance recognized for deferred tax assets. To the extent you do not believe you have deferred tax assets or liabilities, please explain to us why, detailing the guidance in ASC 740 that supports your determination.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that as disclosed on page F-22, the Company’s unused tax losses are subject to agreement by the Hong Kong Inland Revenue Department (“IRD”). Since these tax loss carryforwards require confirmation by the IRD, there is significant uncertainty regarding whether the losses will ultimately be accepted and utilized to offset future taxable income.

Pursuant to ASC 740, deferred tax assets may be recognized only if it is “more likely than not” (i.e., greater than a 50% likelihood) that the related tax benefit will be realized. Given the uncertainty surrounding confirmation by the IRD, this criterion is not met. Moreover, even if a deferred tax asset were initially recognized, ASC 740 requires that a valuation allowance be recorded if realization is not more likely than not. In our case, the uncertainty over the confirmation of the tax losses would necessitate a full valuation allowance, effectively reducing the net deferred tax asset to zero.

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Accordingly, we have concluded that no deferred tax asset should be recognized as of December 31, 2024.

We will revise the disclosure on pages F-14, F-21 and F-22 to disclose the information required by ASC 740-10-50-2 including all deferred tax assets and the total valuation allowance recognized for deferred tax assets with the following draft disclosure, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing.

In page F-14

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. ~~For the years ended December 31, 2024 and 2023, there were temporary differences of $234,000 and $78,000, respectively. As of December 31, 2024 and 2023, no deferred tax asset or liability recognized.~~

In page F-21

	For the years ended December 31,
	2024	2023
	$’000	$’000
Income/(loss) before income tax expense	1,302	(671)

Tax at Hong Kong statutory tax rate of 16.5%	215	(111)
Tax effect on non-assessable income	(5)	-
Tax effect on non-deductible expenses	43	14
Change in valuation allowance	(256)	101
Tax effect on unrecognized temporary differences	3	(4)
~~Tax effect on tax losses not recognized~~	~~-~~	~~101~~
~~Tax effect of utilization of tax losses previously not recognized~~	~~(256 )~~	~~-~~
Income tax expense	-	-

In page F-22

The Group had $3,961,000 and $5,513,000 unused tax losses carried forward as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, no deferred tax assets have been recognized for these tax loss carry-forwards because management is not able to reliably estimate if and when the benefit of potential tax assets would be realized. These unrecognized tax losses carried forward as of December 31, 2024 and 2023 are subject to agreement by Hong Kong Inland Revenue Department, may be carried forward indefinitely.

The component of deferred tax assets and valuation allowance are as follows:

	As of December 31,
	2024	2023
	$’000	$’000
Deferred tax asset attributable to:
Net operating loss carryforwards	653	910
Less: valuation allowance	(653)	(910)
Deferred tax assets, net of valuation allowance	-	-

During the years ended December 31, 2024 and 2023, the Group recognized the valuation allowance of $653,000 and $910,000, respectively, against its deferred tax asset. Management determined it was more likely than not that the deferred tax asset will not be realized and recorded a 100% valuation allowance for the years ended December 31, 2024 and 2023.

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3. Segment Information, page F-16

45.	Please revise your disclosure to describe the title and position of the CODM and explain how the CODM uses the segment measure in assessing performance and allocating resources. Refer to ASC 280-10-50-21(c) and 280-10-50-29(f).

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, in accordance with ASC 280-10-50-21(c) and 280-10-50-29(f), we will revise the disclosure on page F-16 to describe the title and position of the CODM and explain how the CODM uses the segment measure in assessing performance and allocating resource with the following draft disclosure, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing.

“The Group has two reportable segments: asset management services and capital market services. Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business. Information reported to the Executive Directors of the Company, being collectively the CODM, for the purposes of resource allocation and assessment of segment performance focuses on types of services provided. The asset management services segment generated asset management fee, performance fee and fund subscription fee by providing asset management services and wealth management services. The capital market services segment generated income by providing financial advisory services to clients. All assets of the Group are located in Hong Kong and all revenues are all generated in Hong Kong.”

6. Accounts Receivable, page F-19

46.	We note that no expected credit losses for your accounts receivable were recognized as of December 31, 2024 and that the receivable was due from your largest customer. To the extent the receivable is past due or there are any credit concerns, please expand your discussion on how your expected loss estimates are developed and explain factors that influenced your conclusion of zero expected credit losses on accounts receivable as of December 31, 2024. Refer to ASC 326-20-50-11.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that the balance of accounts receivable as of December 31, 2024, was not past due and was subsequently fully settled. Accordingly, we concluded that no expected credit loss should be recognized for these receivables.

To address the Staff’s request for expanded discussion, we will revise disclosure to Note 6 on page F-19, in accordance with ASC 326-20-50-11, with the following draft disclosure, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing.

“Impairment for account receivable is recognized based on the simplified approach using the lifetime expected credit losses. The Group makes impairment assessment of the recoverability of the account receivable individually based on the historical credit losses experience, adjusted for current and forward-looking information on macroeconomic factors affecting the customer of the Group. As of December 31, 2024, no account receivable is past due and no expected credit loss is recognized arising from account receivable as it is negligible.”

47.	Please revise to disclose your policy for determining past-due or delinquency status for your accounts receivable and your policy for recognizing write-offs within the allowance for doubtful accounts. Refer to ASC 326-20-50-17.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we will revise the Note 2 on page F-10 of the draft disclosure, in accordance with ASC 326-20-50-17, with the following draft disclosure, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing.

“Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for credit losses, as necessary. The accounts receivable is viewed as past due or delinquent based on how recently payments have been received. The Group has contractual rights to receive cash on demand from customers. As of December 31, 2024, no receivables from customers are past due or delinquent based on repayment history of customers. Accounts receivable are written off against the allowance after efforts at collection prove unsuccessful such as when there is information indicating that the counterparty is in severe financial difficulty and there are no reasonable expectations of recovering the contractual cash flows, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. As of December 31, 2024 and 2023, the allowance for credit losses was both $nil.”

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16. Concentrations and Risks, page F-24

48.	We note that there are no customers listed that also comprise a significant percentage of your revenues or receivables or payables for any year presented. However, we also note on page F-25 that the total accounts receivable was due from your largest customer as of December 31, 2024. Please revise your disclosures to clarify the distinction between the two statements.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we will revise the Note 16 on page F-24 of the draft disclosure to remove the following disclosure, which will be integrated into the existing financial statements upon receiving your further approval, prior to the public filing.

“~~The disclosure of customers represents separate and distinct customers and there are no customers listed that also comprise a significant percentage of either the Group’s revenues or receivables or payables for any year presented.~~”

Part II. Information Not Required in the Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

49.	For each of the transactions listed in this section where securities were sold otherwise than for cash, state the nature and aggregate amount of consideration you received. Refer to Item 701(c) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that, with respect to all of the transactions listed in this section, the securities were sold by the Company for cash consideration. Accordingly, there were no instances in which securities were issued for non-cash consideration.

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Xinyun Fan, Chief Financial Officer of Sibo Holding Limited at 852-3980 6200.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Ju Liu, Chairman of the Board of Sibo Holding Limited

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Washington, DC 20036